Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

On August 25, 2025, Kodiak Robotics, Inc. (“Kodiak”) published the following posts on LinkedIn and Facebook in connection with the proposed business combination between Ares Acquisition Corporation II (“AACT”) and Kodiak (the “proposed business combination”):

Kodiak’s Post Top Content people learning jobs games get the app join now sign in Kodiak 26,949 followers 18m We believe momentum in autonomy is built on both innovation and financial strength. Kodiak welcomes surajit Datta as chief financial officer. With deep financial leadership experience as AI, semiconductor, and SaaS companies, Surajit will help guide Kodiak as we advance toward becoming a publicly traded company and delivering autonomy at scale. View profile + follow financial strength for the road ahead surajit data joins as CFO Explore topics sales marketing it services business administration HR Management engineering soft skills see all share comment like

Kodiak Robotics’s post Kodiak Robotics 17m We believe momentum in autonomy is built on both innovation and financial strength. Kodiak welcomes @Surajit Datta as Chief Financial Officer. With deep financial leadership experience at AI, semiconductor, and SaaS companies, Surajit will help guide Kodiak as we advance toward becoming a publicly traded company and delivering autonomy at scale. Leadership Team Financial Strength for the Road Ahead Surajit Datta Joins as CFO Kodiak Robotics, Inc. USDOT 3172855 VIN NJ155941 Kodiak 2025 Like Comment

On August 25, 2025, Kodiak published the following post on X (formerly known as Twitter) in connection with the proposed business combination:

Post Kodiak @KodiakRobotics We believe momentum in autonomy comes from both innovation and financial strength. Kodiak welcome Surajit Datta as CFO to help guide our next chapter of growth as we advance toward becoming a publicly traded company. Leadership Team Financial Strength for the Road Ahead Surajit Datta Joins as CFO Kodiak Kodiak Robotics, Inc. USDOT 3172855 VIN NJ155941 Kodiak 2025 1:45 PM . Aug 25, 2025. 41 Views

On August 25, 2025, Don Burnette, Founder and Chief Executive Officer of Kodiak, published the following posts on LinkedIn and X in connection with the proposed business combination:

On August 25, 2025, Andreas Wendel, Chief Technology Officer of Kodiak, published the following post on LinkedIn in connection with the proposed business combination:

Linked in

Andreas Wendel's Post

Andreas Wendel
CTO at Kodiak Robotics (we're hiring!)
1h

As Kodiak advances toward becoming a publicly traded company, adding the right financial leadership is mission-critical. Welcome to the team, Surajit Datta, our new CFO!

Read more: https://lnkd.in/gHueNxSF

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We're hiring!

11,750 followers

190 Posts

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On August 25, 2025, Michael Wiesinger, Chief Operating Officer of Kodiak, published the following post on LinkedIn in connection with the proposed business combination:

Linked in

Michael Wiesinger's Post

Michael Wiesinger
COO at Kodiak
1h

Thrilled to welcome Surajit Datta as Kodiak's new CFO. His leadership comes at a pivotal moment as we continue to scale our technology and momentum toward the public markets.

Read more: https://lnkd.in/gdEpaKj7

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4,686 followers

210 Posts

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Sales

Marketing

IT Services

Business Administration

HR Management

Engineering

Soft Skills

See All

On August 25, 2025, Jordan Coleman, Chief Legal and Policy Officer of Kodiak, published the following post on LinkedIn in connection with the proposed business combination:

Linkedin

Jordan Coleman's Post

Jordan Coleman
Chief Legal and Policy Officer, Kodiak Robotics
1h

Kodiak's leadership team just got stronger. Surajit Datta brings extensive financial expertise across AI, semiconductors, and SaaS as he steps in as our new CFO. Thrilled to have you on the team Surajit!

Kodiak
26,952 followers
2h

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64 Posts

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On August 25, 2025, Zsuzsanna Major, Chief People Officer of Kodiak, published the following post on LinkedIn in connection with the proposed business combination:

Zsuzsanna Major (She/Her)'s Post

Zsuzsanna Major (She/Her)
1h

Pleased to welcome Surajit Datta to the Kodiak leadership team. His depth of experience and perspective will be invaluable as we enter this next phase of growth.

Read more: https://lnkd.in/gHueNxSF

kodiak

Kodiak Appoints Surajit Datta as Chief Financial Officer
prnewswire.com

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On August 25, 2025, Surajit Datta, Kodiak’s newly appointed Chief Financial Officer, published the following posts on LinkedIn in connection with the proposed business combination:

Forward-Looking Statements

This communication includes forward-looking statements including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “forecast,” “intend,” “expect,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the expected impact from the appointment of the new Chief Financial Officer of Kodiak and the combined company (the “combined company”); expectations regarding the completion of the proposed business combination between Kodiak and AACT and the combined company becoming listed on The Nasdaq Stock Market LLC following completion of the proposed business combination; expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination; and the expected benefits of the proposed business combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the rapid evolution of autonomous vehicle technology and flaws or errors in Kodiak’s solutions or flaws in or misuse of autonomous vehicle technology in general; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the Securities and Exchange Commission (“SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak initially filed a registration statement on Form S-4 with the SEC on May 14, 2025 (File No. 333-287278) (as amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

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